Exhibit 99.1

DHT Holdings, Inc. Second Quarter 2017 Results

HAMILTON, BERMUDA, August 8, 2017 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	2016	2015
Adjusted Net Revenue[1]	59.6	70.7	67.0	50.3	83.2	290.7	296.3
Adjusted EBITDA	36.7	50.6	46.7	29.5	63.7	209.4	214.8
Net Income/(Loss)	4.8	14.3[2]	17.8	(75.7)[2]	35.6	9.3[2]	105.4[2]
EPS – basic	0.04	0.15	0.19	(0.81)	0.38	0.10	1.13
EPS – diluted[3]	0.04	0.15	0.18	(0.81)	0.34	0.10	1.04
Interest Bearing Debt	841.1	674.6	701.5	684.9	613.1	701.5	662.5
Cash	104.0	72.2	109.3[4]	71.5	65.0	109.3[4]	166.8[4]
Dividend[5]	0.02	0.08	0.08	0.02	0.23	0.58	0.69
Fleet (dwt)[6]	9,502,995	9,502,995	6,725,916	6,392,011	6,392,011	6,087,916	6,556,637
Spot Exposure[7]	63.5%	58.1%	57.3%	59.9%	56.6%	57.8%	50.5%
Unscheduled off hire[7]	0.2%	0.2%	5.5%	0.8%	0.3%	1.8%	0.2%
Scheduled off hire[7]	2.8%	2.4%	0.9%	5.1%	1.7%	1.7%	0.5%

HIGHLIGHTS OF THE QUARTER:

●	Adjusted EBITDA for the quarter of $36.7 million. Net income for the quarter of $4.8 million or $0.04 per basic share.

●
The Company’s VLCCs achieved time charter equivalent earnings of $27,700 per day in the second quarter of 2017 of which the Company’s VLCCs on time-charter earned $37,000 per day and the Company’s VLCCs operating in the spot market achieved $23,500 per day. For the first six months of 2017 the Company’s VLCCs achieved time charter equivalent earnings of $33,300 per day of 2017 of which the Company’s VLCCs on time-charter earned $37,900 per day and the Company’s VLCCs operating in the spot market achieved $31,000 per day.

●
For the second quarter of 2017, the Company will return $15.1 million to shareholders, equating to 315% of net income. The return of capital is comprised of $12.2 million of buy-back of convertible senior notes and $2.9 million, or $0.02 per share, as cash dividends payable on August 31, 2017 for shareholders of record as of August 24, 2017. Outstanding amount under the convertible senior notes is $105.8 million following the buy-backs.

●
The Company entered into a six year term loan and revolving credit facility agreement totaling $300.0 million, of which $74.0 is a revolving credit facility, with ABN Amro, DNB, Nordea, Danish Ship Finance, SEB, ING and Swedbank for the financing of the cash portion of the acquisition of the VLCC fleet from BW Group Limited (“BW”) as well as the remaining installments under the two newbuilding contracts. $204.0 million has been drawn in connection with the delivery of the nine vessels in the water and the remaining $96.0 million is expected to be drawn in connection with the delivery of the two newbuildings in the second quarter of 2018.  Borrowings bear interest at a rate equal to Libor + 2.40% and are repayable with quarterly installments calculated based on the borrowings being repaid to zero assuming a 20 year economic life for the vessels.

●
In June the Company completed the delivery of the nine VLCCs acquired from BW and the contracts for the two newbuildings due for delivery in 2018 have been transferred to DHT.  DHT has a fleet of 30 VLCCs, 26 in the water and four under construction scheduled for delivery in 2018, as well as two Aframaxes. The total dwt of the fleet is 9,502,995.  The average age of the VLCC fleet is 6.8 years.

●
Subsequent to the issuance of common shares upon the conversion of the Series D Junior Participating Preferred Stock issued to BW pursuant to the previously announced Vessel Acquisition Agreement between DHT and BW the Company has 142,347,298 common shares issued and outstanding.

●
In June 2017, we entered into a financing with DNB and Nordea totaling $82.5 million to fund the acquisition of the two VLCC newbuildings ordered from HHI in January 2017. The five year credit facility is divided 50/50 between a term loan and a revolving credit facility and borrowings will bear interest at a rate equal to LIBOR plus a margin of 250 basis points. Borrowings are repayable with quarterly installments calculated based on the borrowings being repaid to zero assuming a 20 year economic life for the vessels.

●
In June the legal action filed by Frontline Ltd. in the High Court of the Republic of the Marshall Islands, which challenged DHT's transaction with BW and DHT's Rights Plan, was  dismissed, with prejudice.  Frontline is precluded from bringing similar claims against DHT, its directors and BW in any other court. Under Marshall Islands' law, the dismissal also constitutes a ruling on the merits in favor of DHT.

●	The DHT Ann and the DHT Phoenix were sold at $24.8 million and $19.1 million and delivered to the buyers in May and June 2017, respectively.

●	Seven of the VLCCs and the two Aframaxes are on fixed rate time charters. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Net of voyage expenses.
2Q1 2017 includes an impairment charge of $7.5 million related to the sale of DHT Ann and DHT Phoenix. Q3 2016 includes an impairment charge of $76.6 million. 2016 includes total impairment charges of $84.7 million. 2015 includes a loss of $0.8 million related to the sale of the DHT Trader.
3Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
4The cash balance as of December 31, 2016 includes $48.7 million relating to the financing for DHT Tiger which was drawn in 2016 in advance of the delivery of the DHT Tiger on January 16, 2017. The cash balance as of December 31, 2015 includes $50.0 million relating to the financing for DHT Leopard which was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.
5Per common share.
6Q1 2017 includes 11 VLCCs (incl. two newbuildings) acquired from BW Group of which 9 were delivered in Q2 2017.  Q4 2016 includes three newbuildings totaling 937,900 dwt; one of which was delivered on January 16, 2017 and two scheduled to be delivered in Q3 2018. Q2 2016 includes three newbuildings totaling 899,700 dwt to be delivered in Q3-Q4 2016. 2015 includes five newbuildings totaling 1,499,500 dwt to be delivered in 2016.
7As % of total operating days in period.

SECOND QUARTER 2017 FINANCIALS

We reported shipping revenues for the second quarter of 2017 of $86.3 million compared to shipping revenues of $98.7 million in the second quarter of 2016. The change from the 2016 period to the 2017 period was due to lower tanker rates partly offset by an increase in the fleet.

Voyage expenses for the second quarter of 2017 were $26.7 million, compared to voyage expenses of $15.6 million in the second quarter of 2016. The increase was mainly due to more vessels in the spot market in the 2017 period.

Vessel operating expenses for the second quarter of 2017 were $17.5 million, compared to $15.1 million in the second quarter of 2016. The increase was due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $22.9 million for the second quarter of 2017, compared to $20.8 million in the second quarter of 2016. The increase was due to an increase in the fleet.

General & administrative expense (“G&A”) for the second quarter of 2017 was $5.4 million, consisting of $4.5 million cash and $0.9 million non-cash charges, compared to $4.3 million in the second quarter of 2016, consisting of $2.9 million cash and $1.4 million non-cash charges. Cash G&A for the second quarter of 2017 includes $1.3 million in advisory fees related to the Frontline proposal to acquire all outstanding shares in DHT. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the second quarter of 2017 were $8.7 million compared to $7.5 million in the second quarter of 2016. The increase is mainly due to increased borrowings in connection with an increase in the fleet.

The Company had net income in the second quarter of 2017 of $4.8 million, or $0.04 per basic share and $0.04 per diluted share, compared to net income of $35.6 million, or $0.38 per basic share and $0.34 per diluted share in the second quarter of 2016. The difference between the two periods reflects lower freight rates partly offset by a larger fleet.

Net cash provided by operating activities for the second quarter of 2017 was $35.5 million compared to $46.4 million for the second quarter of 2016. The decrease is mainly due to lower net income.

Net cash used in investing activities was $407.6 million in the second quarter of 2017 comprising $378.9 million related to investment in vessels and $72.0 million related to investment in vessels under construction offset by $43.3 million related to the sale of DHT Ann and DHT Phoenix. Net cash provided by investing activities was $7.5 million in the second quarter of 2016 of which $22.2 million related to the sale of DHT Target offset by $3.9 million related to capital expenditures for vessels undergoing special survey and drydocking and $10.8 million related to investment in vessels under construction.

Net cash provided by financing activities for the second quarter of 2017 was $403.9 million comprising $255.0 million related to issuance of stock and $201.2 million related to issuance of debt offset by $10.1 million related to cash dividend paid, $25.1 million related to repayment of long term debt and $17.1 million related to repurchase of convertible senior notes. Net cash used in financing activities for the second quarter of 2016 was $66.4 million comprising $23.3 million related to cash dividend paid, $1.0 million related to the repurchase of its convertible senior notes and $42.0 million in repayment of long term debt.

As of June 30, 2017, our cash balance was $104.0 million, compared to $109.3 million as of December 31, 2016.

We declared a cash dividend of $0.02 per common share for the second quarter of 2017 payable on August 31, 2017 for shareholders of record as of August 24, 2017.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the second quarter of 2017, we are in compliance with our financial covenants.

As of June 30, 2017, we had 142,347,298 shares of our common stock outstanding compared to 93,366,062 as of June 30, 2016.

First half 2017 Financials
We reported shipping revenues for the first half of 2017 of $178.4 million compared to $206.3 million in the first half of 2016. The change from the 2016 period to the 2017 period was due to lower tanker rates partly offset by an increase in the fleet.

Voyage expenses for the first half of 2017 were $48.1 million compared to voyage expenses of $32.9 million in the first half of 2016.  The increase was mainly due to more vessels in the spot market in the 2017 period.

Vessel operating expenses for the first half of 2017 were $31.4 million, compared to $29.4 million in the first half of 2016. The increase is mainly due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $43.9 million for the first half of 2017, compared to $41.5 million in the first half of 2016. The increase was due to an increase in the fleet.

We recorded an impairment charge of $7.5 million in the first half of 2017 related to the sale of DHT Phoenix and DHT Ann.

G&A for the first half of 2017 was $11.7 million, consisting of $8.7 million cash and $3.0 million non-cash, compared to $10.8 million, consisting of $6.6 million cash and $4.2 million non-cash for the first half of 2016. Cash G&A for the first half of 2017 includes $2.1 million in advisory fees related to the Frontline proposal to acquire all outstanding shares in DHT. For the first half of 2016 the cash G&A includes a non-recurring expense of $0.2 million related to reduction in staff.

Net financial expenses for the first half of 2017 were $16.4 million, compared to $16.6 million in the first half of 2016.

We had net income for the first half of 2017 of $19.2 million, or $0.18 per basic share and $0.18 per diluted share compared to net income of $67.1 million, or $0.72 per basic share and $0.64 per diluted share in the first half of 2016. The difference between the two periods reflects lower freight rates partly offset by a larger fleet.

Net cash provided by operating activities for the first half of 2017 was $76.9 million compared to $105.3 million for the first half of 2016.  The decrease is mainly due to lower net income.

Net cash used in investing activities for the first half of 2017 was $454.2 million comprising $384.9 million related to investment in vessels and $135.8 million related to investment in vessels under construction offset by $66.7 million related to the sale of DHT Ann, DHT Phoenix and DHT Chris. Net cash used in investing activities for the first half of 2016 was $107.8 million of which $3.9 million related to capital expenditures for vessels undergoing special survey and drydocking, $126.1 million related to investment in vessels under construction offset by $22.2 million related to the sale of DHT Target.

Net cash provided by financing activities for the first half of 2017 was $372.1 million comprising $255.0 million related to issuance of stock and $200.5 million related to issuance of debt offset by $17.6 million related to cash dividend paid, $48.8 million related to repayment of long term debt and $17.1 million related to repurchase of convertible senior notes. Net cash used in financing activities for the first half of 2016 was $99.2 million comprising $43.0 million related to cash dividend paid, $2.0 million related to the purchase of treasury shares, $4.0 million related to the purchase of convertible senior notes and $95.8 million related to the repayment of long term debt offset by $45.6 million related to the issuance of long term debt.

As of June 30, 2017, our cash balance was $104.0 million, compared to $109.3 million as of December 31, 2016.

As of June 30, 2017, we had 142,347,298 shares of our common stock outstanding compared to 93,366,062 as of June 30, 2016.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	2016	2015
Reconciliation of Adjusted Net Revenue

Shipping revenues	86,335	92,100	84,891	64,826	98,738	356,010	365,114
Voyage expenses	(26,701)	(21,387)	(17,928)	(14,532)	(15,583)	(65,349)	(68,864)
Adjusted Net Revenue	59,634	70,712	66,962	50,294	83,156	290,661	296,250

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	4,836	14,346	17,830	(75,697)	35,597	9,260	105,302
Income tax expense	39	40	48	46	–	95	128
Other financial income/(expenses)	(460)	(318)	(43)	(54)	60	40	487
Fair value gain/(loss) on derivative financial instruments	(521)	(719)	(1,219)	(1,394)	(681)	(3,235)	(3,603)
Interest expense	9,902	8,956	9,169	8,483	8,319	35,070	33,637
Interest income	(36)	(35)	(18)	(14)	(14)	(66)	(141)
Share of profit from associated companies	(208)	(187)	(169)	(174)	(186)	(649)	(467)
Profit /( loss), sale of vessel	228	55	–	–	(138)	(138)	807
Impairment charge	–	7,487	–	76,600	–	84,700	–
Depreciation and amortization	22,940	20,933	21,067	21,723	20,782	84,340	78,698
Adjusted EBITDA	36,720	50,559	46,665	29,520	63,740	209,415	214,848

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EDT/14:00 CET on Wednesday August 9, 2017 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 646 254 3388 within the United States, 23162771 within Norway and +44 20 3427 1916 for international callers. The passcode is “DHT” or “5252127”.

The webcast which will include a slide presentation will be available on the following link:
https://edge.media-server.com/m6/p/j87wynvm and can also be accessed in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available through August 16, 2017.  To access the replay, dial 1 719 457 0820 within the United States, 23500077 within Norway or +44 207 660 0134 for international callers and enter 5252127 as the pass code.

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 23, 2017.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Uboe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	June 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents		$104,005	109,295
Accounts receivable and accrued revenues	8	28,383	34,461
Prepaid expenses		4,119	3,627
Bunkers, lube oils and consumables		18,022	7,906
Asset held for sale	5	–	23,216
Total current assets		$154,529	178,505

Non-current assets
Vessels and time charter contracts	5	$1,560,933	1,177,521
Advances for vessels under construction	5	88,136	43,638
Other property, plant and equipment		676	661
Investment in associated company		3,909	3,412
Total non-current assets		$1,653,655	1,225,232

TOTAL ASSETS		$1,808,183	1,403,737

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses		$22,376	12,378
Derivative financial liabilities		1,459	2,257
Current portion long term debt	4	64,074	57,521
Deferred shipping revenues		394	2,154
Total current liabilities		$88,303	74,310

Non-current liabilities
Long term debt	4	777,025	643,974
Derivative financial liabilities		–	442
Other non-current liabilities		$239	–
Total non-current liabilities		$777,264	644,416

TOTAL LIABILITIES		$865,567	718,726

Stockholders' equity
Stock	6, 7	$1,423	934
Additional paid-in capital	6, 7	1,140,604	881,097
Accumulated deficit		(203,647)	(205,195)
Translation differences		(6)	(108)
Other reserves		4,241	8,283
Total stockholders equity		$942,616	685,011

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$1,808,183	1,403,737

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		2Q 2017	2Q 2016	1H 2017	1H 2016
	Note	Apr. 1 – Jun. 30 2017	Apr. 1 – Jun. 30 2016	Jan. 1 – Jun. 30, 2017	Jan. 1 – Jun. 30, 2016
Shipping revenues		$86,335	98,738	$178,435	206,293

Operating expenses
Voyage expenses		(26,701)	(15,583)	(48,088)	(32,889)
Vessel operating expenses		(17,535)	(15,079)	(31,408)	(29,366)
Depreciation and amortization	5	(22,940)	(20,782)	(43,873)	(41,549)
Impairment charge	5	–	–	(7,487)	(8,100)
Profit /( loss), sale of vessel	5	(228)	138	(283)	138
General and administrative expense		(5,379)	(4,337)	(11,659)	(10,808)
Total operating expenses		$(72,783)	(55,643)	$(142,799)	(122,574)

Operating income/(loss)		$13,552	43,095	$35,636	83,719

Share of profit from associated companies		208	186	395	307
Interest income		36	14	71	34
Interest expense		(9,902)	(8,319)	(18,859)	(17,418)
Fair value gain/(loss) on derivative financial instruments		521	681	1,240	622
Other financial income/(expenses)		460	(60)	777	(137)
Profit/(loss) before tax		$4,874	35,597	$19,260	67,128

Income tax expense		(39)	–	(78)	(1)
Net income/(loss) after tax		$4,836	35,597	$19,182	67,127
Attributable to the owners of parent		$4,836	35,597	$19,182	67,127

Basic net income/(loss) per share		0.04	0.38	0.18	0.72
Diluted net income/(loss) per share		0.04	0.34	0.18	0.64

Weighted average number of shares (basic)		118,581,150	93,366,062	106,425,134	93,395,540
Weighted average number of shares (diluted)		118,581,150	114,349,521	106,425,134	113,995,737

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit/(loss) for the period		$4,836	35,597	$19,182	67,127

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		–	–	–	–
Total		$–	–	$–	–
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency denominated associate and subsidiary		37	(83)	102	(78)
Total		$37	(83)	$102	(78)

Other comprehensive income		$37	(83)	$102	(78)

Total comprehensive income for the period		$4,873	35,514	$19,284	67,049

Attributable to the owners of parent		$4,873	35,514	$19,284	67,049
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q2 2017	Q2 2016	1H 2017	1H 2016
	Note	Apr.1 – Jun.30, 2017	Apr.1 – Jun.30, 2016	Jan.1 – Jun.30, 2017	Jan.1 – Jun.30, 2016
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)		4,836	35,597	19,182	67,127
Items included in net income not affecting cash flows:
Depreciation	5	22,940	20,782	43,873	41,549
Impairment charge	5	–	–	7,487	8,100
Amortization of debt issuance costs		1,764	1,657	3,642	4,286
(Profit) / loss, sale of vessel	5	228	(138)	283	(138)
Fair value (gain) / loss on derivative financial instruments		(521)	(681)	(1,240)	(622)
Compensation related to options and restricted stock		868	1,335	3,143	4,669
(Gain) / loss purchase of convertible bond		(783)	–	(1,035)	–
Share of profit in associated companies		(208)	(186)	(395)	(307)
Unrealized currency translation losses / (gains)		–	–	–	(208)
Changes in operating assets and liabilities:
Accounts receivable and accrued revenues	8	1,967	(10,956)	3,959	(12,796)
Prepaid expenses		759	1,075	(492)	(1,577)
Accounts payable and accrued expenses		6,548	1,475	10,332	(5,167)
Deferred shipping revenues		(650)	(1,542)	(1,759)	(38)
Bunkers, lube oils and consumables		(2,272)	(2,065)	(10,116)	418
Net cash provided by operating activities		35,475	46,354	76,864	105,297

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(378,881)	(3,910)	(384,928)	(3,910)
Investment in vessels under construction	5	(71,962)	(10,779)	(135,833)	(126,103)
Sale of vessels		43,330	22,233	66,669	22,233
Investment in property, plant and equipment		(47)	(5)	(134)	(15)
Net cash provided by/(used in) investing activities		(407,560)	7,539	(454,226)	(107,795)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of stock	6, 7	255,024	–	255,024	–
Cash dividends paid	7	(10,064)	(23,342)	(17,634)	(43,024)
Issuance of long term debt	4	201,159	(58)	200,536	45,618
Purchase of treasury shares	7	–	–	–	(2,031)
Purchase of convertible bonds	6	(17,104)	(983)	(17,104)	(4,019)
Repayment of long-term debt	4	(25,107)	(41,994)	(48,751)	(95,772)
Net cash provided by/(used in) financing activities		403,908	(66,376)	372,071	(99,227)

Net increase/(decrease) in cash and cash equivalents		31,823	(12,484)	(5,291)	(101,725)
Cash and cash equivalents at beginning of period		72,182	77,533	109,295	166,775
Cash and cash equivalents at end of period		104,005	65,049	104,005	65,049

Specification of items included in operating activities:
Interest paid		7,071	5,714	15,088	13,687
Interest received		36	14	71	34

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

			Paid-in
			Additional	Retained	Translation	Other	Total
	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2016	92,909,936	$929	$878,236	$(147,945)	$(232)	$6,904	$737,893
Net income/(loss) after tax				67,127			67,127
Other comprehensive income				(95)	18		(78)
Total comprehensive income				67,032	18		67,049
Cash dividends declared and paid				(43,024)			(43,024)
Purchase of treasury shares	(359,831)	(4)	(2,027)				(2,031)
Purchase of convertible bonds			(558)				(558)
Compensation related to options and restricted stock	815,957	8	5,858			(1,197)	4,669
Balance at June 30, 2016	93,366,062	$934	$881,509	$(123,937)	$(214)	$5,708	$763,999

			Paid-in
			Additional	Retained	Translation	Other	Total
	Shares	Stock	Capital	Earnings	Differences	Reserves	Equity
Balance at January 1, 2017	93,433,804	$934	$881,097	$(205,195)	$(108)	$8,283	$685,011
Net income/(loss) after tax				19,182			19,182
Other comprehensive income					102		102
Total comprehensive income				19,182	102		19,284
Cash dividends declared and paid				(17,634)			(17,634)
Issuance of stock	47,724,395	477	254,546				255,024
Purchase of convertible bonds			(2,213)				(2,213)
Compensation related to options and restricted stock	1,189,099	12	7,173			(4,041)	3,143
Balance at June 30, 2017	142,347,298	$1,423	$1,140,604	$(203,647)	$(6)	$4,242	$942,616

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2017

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on August 8, 2017 and authorized for issue on August 8, 2017.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2016. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2016 audited consolidated financial statements.

Vessels held for sale
Vessels are classified separately as held for sale as part of current assets in the statement of financial position when their carrying amount will be recovered through a sale transaction rather than continuing use. This condition is regarded as met only when the sale is highly probable, the asset is available for immediate sale in its present condition, and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Vessels classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure
New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2017 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

Amendments to IFRS 10, IFRS 12 and IAS 28 Investments Entities	Applying the Consolidation Exception
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations
Amendments to IAS 1	Disclosure Initiative
Annual Improvements to IFRSs 2012-2014 Cycle

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:
As of June 30, 2017, the Company had 28 vessels in operation; 9 vessels were on fixed rate time charters and 19 vessels operating in the spot market.

For the period from April 1, 2017 to June 30, 2017 five customers represented $11.9 million, $11.9 million, $6.2 million, $6.1 million and $5.2 million, respectively, of the Company’s revenues.

For the period from April 1, 2016 to June 30, 2016 five customers represented $15.5 million, $10.7 million, $10.7 million, $8.5 million and $8.3 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
As of June 30, 2017, DHT had interest bearing debt totaling $841.1 million (including the $105.8 million convertible senior notes).

Scheduled debt repayments (USD million) and margin above Libor
	Q3	Q4						Margin
	2017	2017	2018	2019	2020	Thereafter	Total	above Libor
ABN Amro/Nordea/DVB - 3 vessels*	2.9	2.0	7.9	7.9	7.9	97.9	126.5	2.60%
Nordea/DNB/DVB - 8 vessels	5.8	5.8	23.1	213.5		–	248.2	2.50%
Credit Agricole - DHT Scandinavia	1.0	1.0	3.9	3.9	3.9	11.7	25.3	2.19%
Credit Agricole - DHT Tiger	1.0	1.0	3.9	3.9	3.9	33.6	47.3	2.19%
Danish Ship Finance - DHT Jaguar	–	1.3	2.6	2.6	39.0	–	45.5	2.25%
Nordea/DNB - DHT Leopard	0.6	0.6	2.5	2.5	2.5	37.5	46.3	2.25%
Nordea/DNB - 2 vessels	0.4	0.4	1.7	8.3		–	10.9	2.75%
Nordea syndicate - BW acquisition	5.4	5.4	21.6	21.6	21.6	128.4	204.0	2.40%
Convertible Note				105.8		–	105.8
Total	17.1	17.5	67.3	369.9	78.8	309.2	859.7
Unamortized upfront fees bank loans							(9.0)
Difference amortized cost/notional amount convertible note							(9.6)
Total interest bearing debt							841.1

*In addition to the scheduled installments under the ABN Amro/Nordea/DVB credit facility we are, through the first quarter 2020,  required to pay quarterly installments equal to free cash flow during the preceding quarter, capped at $0.3 million per borrower per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

ABN Amro/Nordea/DVB – three newbuildings
In July 2014 we entered into a credit facility with ABN Amro, Nordea and DVB as lenders and DHT Holdings, Inc. as guarantor for the financing of three VLCC newbuildings.  Borrowings bear interest at a rate equal to Libor + 2.60% and the loan is repayable in quarterly installments of $2.0 million through Q3 2021 and a final payment of $94.6 with the last installment. In addition to the scheduled instalments, each borrower shall the first three years make additional repayments of a variable amount equal to free cash flow in the prior quarter capped at $0.3 million per quarter to be applied against the balloon. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between (a) the sum of the earnings of the vessels during the quarter and (b) the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets

●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB/DVB – eight vessels
The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.50% and are repayable in quarterly installments of $5.8 million with a final payment of $190.4 in December 2019. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole - Samco Scandinavia and DHT Tiger
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023.  The loan bears interest at Libor plus a margin of 2.1875% and includes a covenant that the charter-free value of the vessel shall be at least 135%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance – DHT Jaguar
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB – 3 vessels
In October 2015 we entered into a credit facility totaling $50.0 million with Nordea and DNB as lenders and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Leopard delivered in Q1 2016.  The full amount of the credit facility was drawn on December 29, 2015 in advance of the delivery of the DHT Leopard on January 4, 2016.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 20 quarterly installments of $0.625 million from March 2016 to December 2020 and a final payment of $37.5 million in December 2020. In September 2016, the four vessels financed by RBS (DHT Ann, DHT Chris, DHT Cathy and DHT Sophie) were included in the credit facility as a separate tranche totaling $40.0 million.  Borrowings under the $40.0 million tranche bear interest at a rate equal to Libor + 2.75% and are repayable in 11 quarterly installments of $2.1 million from December 2016 to June 2019 and a final payment of $17.3 million in August 2019. Subsequent to the sale of DHT Chris which was delivered to the buyers in January 2017 and the sale of the DHT Ann which was delivered to the buyers in May 2017, the credit facility is repayable in quarterly installments of $1.0 million. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

$300 million Nordea syndicate – BW acquisition
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine vessels in water from BW.  The final $96 million is expected to be borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40% and the current outstanding of $204 million is repayable in quarterly installments of $5.4 million.  When the facility is fully drawn, the quarterly installments will be $6.6 million. The facility has final maturity in August 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes due 2019
In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par.  During the fourth quarter of 2016 we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.  During the first quarter of 2017 we repurchased $5.0 million of the convertible senior notes in the open market at a price of 100.4% of par. During the second quarter of 2017 we repurchased $12.2 million of the convertible senior notes in the open market at a price of 98.4% of par.

As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

As of June 30, 2017, DHT has four interest rate swaps totaling $101.1 million with maturity ranging from the fourth quarter of 2017 to the second quarter of 2018.  The fixed interest rates range from 2.86% to 3.57%.  As of June 30, 2017, the fair value of the derivative financial liability related to the swaps amounted to $1.5 million.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of June 30, 2017.

Cost of Vessels		Depreciation, impairment and amortization*
At January 1, 2017	$1,568,729	At January 1, 2017	$391,209
Additions	384,824	Depreciation and amortization	43,754
Transferred from		Retirement	(74,270)
vessels under construction	92,964	At June 30, 2017	$360,693
Retirement **	(124,891)
At June 30, 2017	$1,921,626

Carrying Amount
At January 1, 2017	$1,177,521
At June 30, 2017	$1,560,933

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT China and DHT Europe and the sale of DHT Ann and DHT Phoenix.

Vessels under construction
We have entered into agreements with HHI for the construction of two VLCCs with a contract price of $82.4 million each (including scrubbers). As of June 30, 2017 we have paid pre-delivery installments totaling $16.5 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

In connection with the acquisition of BW Group’s VLCC fleet, DHT novated the agreement with the shipbuilder Daewoo Shipbuilding & Marine Engineering Co., Ltd for the construction of two VLCCs. First and second installments was already paid by BW Group and the agreed purchase price was $29.9 each. As of June 2017 we have paid pre-delivery installments totaling $8.7 million for the two newbuildings to be delivered in 2018. Borrowing costs are capitalized as part of vessels under construction.

Cost of vessels under construction
At January 1, 2017	$43,638
Additions	137,462
Transferred to vessels	(92,964)
At June 30, 2017	$88,136

Carrying Amount
At January 1, 2017	$43,638
At June 30, 2017	$88,136

The following table is a timeline of future expected payments and dates relating to vessels under construction as of June 30, 2017:

Vessels under construction (USDm)	June 30, 2017	January 1, 2017
Not later than one year	128.4	48.7
Later than one year and not later than three years	115.3	0.0
Later than three years and not later than five years	–	–
Total	243.7	48.7

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the "Notes"). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.3942 effective May 18, 2017. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, the total number of shares to be issued would be 16,550,311.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at June 30, 2017	142,347,298	–
Shares to be issued assuming conversion of
convertible notes*	20,689,051
Numbers of shares authorized for issue
at June 30, 2017	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
   *assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of June 30, 2017, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.  In June 2017, Series D Preferred Stock were issued to BW in connection with the acquisition of the BW VLCC fleet.  These Series D Preferred Stock were converted to common stock prior to June 30, 2017. Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Dividend payment

Dividend payment as of June 30, 2017:

Payment date	Total Payment	Per common share
May 31, 2017	$10.1 million	$$0.08
February 22, 2017	$7.6 million	$$0.08
Total payment as per June 30, 2017	$17.6 million	$$0.16

Dividend payment as of December 31, 2016:

Payment date	Total Payment	Per common share
November 23, 2016	$1.9 million	$0.02
August 31, 2016	$21.5 million	$0.23
May 25, 2016	$23.3 million	$0.25
February 24, 2016	$19.7 million	$0.21
Total payment as per December 31, 2016	$66.4 million	$0.71

Note 8 – Accounts receivable and accrued revenues
Accounts receivable and accrued revenues totaling $28.4 million as of June 30, 2017 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2016 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent Events
On August 8, 2017 the Board approved a dividend of $0.02 per common share related to the second quarter 2017 to be paid on August 31, 2017 for shareholders of record as of August 24, 2017.